Exhibit 99.1

7th Floor — 510 West
Georgia Street
Vancouver, BC
Canada V6B 0M3

Maria Preovolos	604 697-8035	Telephone
Associate General Counsel and
Assistant Corporate Secretary

May 5, 2016

Alberta Securities Commission

British Columbia Securities Commission

L’Autorité des marchés financiers

Manitoba Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission, New Brunswick

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Financial Services Regulation Division, Newfoundland and Labrador
Toronto Stock Exchange

TELUS CORPORATION

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to a vote at the annual general meeting of TELUS Corporation (the “Company”) held on May 5, 2016.  The report on the voting results is as follows:

1.                                      Election of Directors

A poll was conducted with respect to the election of directors.  According to proxies received and the poll conducted, the following individuals were elected as directors of the Company until the next annual general meeting with the following results:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
R.H. (Dick) Auchinleck	321,013,734	98.43%	5,117,294	1.57%
Micheline Bouchard	323,885,853	99.31%	2,234,416	0.69%
Raymond T. Chan	323,697,585	99.26%	2,418,037	0.74%
Stockwell Day	323,007,520	99.04%	3,114,988	0.96%

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Lisa De Wilde	325,585,877	99.84%	533,541	0.16%
Darren Entwistle	324,526,915	99.51%	1,610,612	0.49%
Mary Jo Haddad	325,532,331	99.82%	590,189	0.18%
John S. Lacey	306,148,889	93.87%	19,978,492	6.13%
William A. MacKinnon	325,683,887	99.86%	444,503	0.14%
John Manley	324,529,750	99.51%	1,601,191	0.49%
Sarabjit (Sabi) Marwah	325,494,189	99.81%	611,232	0.19%
David Mowat	325,534,384	99.82%	591,217	0.18%

2.                                      Appointment of Auditors

A poll was conducted with respect to the appointment of auditors.  According to proxies received and the poll conducted, Deloitte LLP was appointed auditors of the Company for the ensuing year with 328,482,066 (99.43%) votes cast in favour and 1,892,374 (0.57%) votes withheld.

3.                                      Reconfirmation of Shareholder Rights Plan

A poll was conducted with respect to reconfirmation of the Shareholder Rights Plan, as described in the Company’s information circular.  According to proxies received and the poll conducted, the reconfirmation of the Shareholder Rights Plan was approved with 311,992,483 (95.66%) votes cast in favour and 14,138,507 (4.34%) votes cast against.

4.                                      Advisory vote to accept the Company’s approach to executive compensation

A poll was conducted with respect to the advisory vote to accept the approach to executive compensation as disclosed on the Company’s information circular.  According to proxies received and the poll conducted, the Company’s approach to executive compensation was accepted with 293,180,274 (89.90%) votes cast in favour and 32,948,567 (10.10%) votes cast against.

TELUS CORPORATION

“Maria Preovolos”

Maria Preovolos

Associate General Counsel and Assistant Corporate Secretary